Norske Skog

Skogn, 2003-01-03

United States Securities and Exchange Commission
Washington DC 20549

USA

03003290

SEC MAIL PROCESSING
RECEIVED
JAN 17 2003
WASH. D.C. 181 SECTION

Information - file 82-5226

SUPPL

Please find enclosed copy of document sent to Oslo Stock Exchange, January 3, 2003.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange January 3, 2003

Information - file 82-5226_0301

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Stock Exchange Release

Norske Skog: Power Plant Sale Completed

Norske Skog completed today the divestment of 13 power plants to Akershus Kraft AS and Buskerud Kraftproduksjon for NOK 1.3 billion. Net profit on the divestment is approximately NOK 1 billion before tax, and about NOK 500 million after tax. The sale will be posted in Q1 this year.

The 13 power plants have a combined annual normal production of approximately 700GWh.

Oxenøen 03.01.03

NORSKE SKOG

Corporate Communication